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                               December 18, 2000

VIA EDGAR, OVERNIGHT MAIL AND FACSIMILE

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attn:  Ms. Candace Cavalier

       Re: Diva Systems Corporation - Application for Withdrawal of Registration Statement

Dear Ms. Cavalier:

     On behalf of DIVA Systems Corporation (the "Registrant"), we hereby request pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form S-1 initially filed with the Commission on May 9, 2000 (File No. 333-36622) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant and its underwriters have concluded that current market conditions will not permit the sale of the Registrant's Common Stock at a price per share that would make a public offering viable at this time. The Registrant further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Registration Statement have been offered or sold.

     Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided.

     If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact Craig Norris or the undersigned at Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

                              Very truly yours,

                              WILSON SONSINI GOODRICH & ROSATI

                              Professional Corporation

                              /s/ Glenn J. Luinenburg

                              Glenn J. Luinenburg, Esq.

cc:  Hendrik A. Hanselaar
     Larry Sonsini, Esq.
     Craig Norris, Esq.